SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15752

Century Bancorp 401(k) Plan

(Full Title of the Plan)

CENTURY BANCORP, INC.

(Issuer of the securities held pursuant to the Plan)

400 Mystic Avenue

Medford, MA 02155

(Address of principal executive offices)

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2018 and 2017, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN

Date: June 28, 2019	By:	/s/ William P. Hornby

SBERA 401(k) PLAN AS ADOPTED BY

CENTURY BANCORP, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

As of December 31, 2018 and 2017

For the Year Ended December 31, 2018

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

As of December 31, 2018 and 2017

For the Year Ended December 31, 2018

Schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, other than those listed above, are omitted because of the absence of conditions under which they are required.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan participants of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2015

Kingston, NH

June 28, 2019

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investment - Plan interest in Savings Banks Employees Retirement Association (“SBERA”) Common Collective Trust, at fair value	$31,582,288	$31,606,041
Receivables:
Employer contributions	—	28,411
Participant contributions	—	106,086
Notes receivable from participants (see Note 2)	663,386	714,785

Total receivables	663,386	849,282

Net assets available for benefits	$32,245,674	$32,455,323

See notes to financial statements.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2018
ADDITIONS
Additions to net assets attributed to:
Interest income on notes receivable from participants	$33,607
Contributions:
Participant	1,914,759
Rollovers	496,989
Employer	453,945

2,865,693

Total additions	2,899,300

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,274,910
Deemed distributions of participant loans	35,122

1,310,032

Investment loss:
Plan interest in Savings Banks Employees Retirement Association (“SBERA”) Common Collective Trust net investment loss	1,797,887

Administrative expenses	1,030

Total deductions	3,108,949

Net decrease	(209,649)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	32,455,323

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$32,245,674

See notes to financial statements.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General –

The Plan is a defined contribution plan covering substantially all employees of Century Bancorp, Inc. (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Savings Banks Employees Retirement Association (“SBERA”) which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

The Plan participates in the SBERA Common Collective Trust (the Trust). Under the Trust agreement, the Plan owns a portion of the net assets of the Trust, which represents its interest in the Trust. Within the Trust, each of the member banks’ plan assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

Eligibility Requirements –

To become eligible for participation, an employee must have reached 21 years of age.

Contributions –

Each year, participants may contribute to the Plan a percentage of their annual compensation, on a pre-tax or after-tax Roth basis, as defined in the Plan, up to 75% of eligible compensation subject to the Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. New employees as well as employees deferring less than 3% of compensation will be automatically enrolled in the Plan with a pre-tax deferral of 3% of compensation.

The Bank may elect to make a discretionary matching contribution to eligible participants, as defined in the plan agreement. Contributions are subject to certain IRC limitations. The Bank may also elect to make additional discretionary non-elective contributions. The Bank did not make any additional discretionary non-elective contributions in 2018. For the year ended December 31, 2018, the Bank contributed a matching contribution of 33% of participant’s deferrals up to 6% of eligible compensation for a maximum matching contribution of 2%. Total discretionary matching contributions made by the Bank to the Plan were $453,945 for the year ended December 31, 2018.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts –

Each participant’s account is credited with the participant’s contribution, the Bank’s contributions and an allocation of Plan earnings. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments –

The Plan currently offers a variety of unitized funds comprised of investments contained in the Trust.

Vesting –

Participants are vested immediately in their contributions, plus actual earnings thereon. Participants become 100% vested in Bank contributions upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in Bank contributions and earnings thereon vests as follows:

Years of Service	% Vested
1	20%
2	40%
3	60%
4	80%
5	100%

Notes Receivable from Participants –

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes are required to be repaid within 5 years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than 20 years. Participants may have up to 2 loans outstanding at any time. The notes are secured by the balance in the participant’s account and bear interest at a rate ranging from 4.25% to 6.25%. The note interest rate is set at the prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits –

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59½. A participant may withdraw from their rollover account at any time. If a participant’s vested account balance is $1,000 or less, the Plan administrator can distribute the entire balance in a lump-sum amount. Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, as well as their rollover and vested non-elective contributions and vesting matching contributions, including earnings, in order to meet a participant’s immediate and heavy financial need. Participant deferrals are suspended for 6 months following receipt of a hardship withdrawal.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Continued)

Forfeitures –

At December 31, 2018 and 2017, forfeited nonvested accounts totaled $4,647 and $1,505, respectively. These accounts will be used to offset future Bank contributions. Also, in 2018, employer contributions were reduced by $12,339 from forfeited nonvested accounts.

Administrative Expenses –

Administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income (loss), in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation (depreciation) of fair value of investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies followed by the Plan:

Basis of Accounting –

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates –

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition –

The Plan’s interest in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment managers and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2018 and 2017 is its interest in the Trust. Consequently, it recognizes investment income (loss) based on its underlying assets of the Trust.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants –

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document. The amounts reported on the accompanying Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017 represent the Plan’s portion of notes receivable from participants recorded by the Trust.

Payment of Benefits –

Benefit payments to participants are recorded when paid.

Date of Management’s Review –

The Plan has evaluated subsequent events through the date the financial statements were issued. No events requiring recognition or disclosure in the financial statements were identified.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Trust has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

Certain investments are measured using the net asset value (NAV) as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. These investments measured using the NAV practical expedient in Fair Value Measurement (Topic 820) are exempt from categorization in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value by the Trust. There have been no changes in these methodologies used by the Trust at December 31, 2018 and 2017.

Certificates of deposit:

Certificates of deposit are measured at amortized cost, which approximates fair value.

Collective funds:

Valued at either the closing price reported on the active market on which the individual securities are traded or valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value or is a readily determinable fair value and is the basis for the current transactions. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the Trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Equity securities and common stocks:

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:

Valued at the daily closing price as reported by the fund. Mutual funds held by the Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Trust are deemed to be actively traded.

Limited partnerships and hedge funds:

The funds are valued at NAV, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Futhermore, although the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2018 and 2017. Classification within the fair value hierarchy tables is based upon the lowest level of any input that is significant to the fair value measurement:

	Assets at Fair Value as of December 31, 2018
Description	Level 1	Level 2	Level 3	Total
Certificates of deposit	$7,276,381	$—	$—	$7,276,381
Collective funds	61,331,281	—	—	61,331,281
Equity securities	211,975,142	—	—	211,975,142
Common stocks	183,410,647	—	—	183,410,647
Mutual funds	201,394,203	—	—	201,394,203

Investments measured in the fair value hierarchy	665,387,654	—	—	665,387,654

Investments measured at net asset value (a)	—	—	—	810,095,597

Total investments, at fair value	$665,387,654	$—	$—	$1,475,483,251

	Assets at Fair Value as of December 31, 2017
Description	Level 1	Level 2	Level 3	Total
Certificates of deposit	$5,253,336	$—	$—	$5,253,336
Collective funds	50,736,993	—	—	50,736,993
Equity securities	231,233,370	—	—	231,233,370
Mutual funds	200,317,158	—	—	200,317,158

Investments measured in the fair value hierarchy	487,540,857	—	—	487,540,857

Investments measured at net asset value (a)	—	—	—	1,104,978,592

Total investments, at fair value	$487,540,857	$—	$—	$1,592,519,449

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2018 and 2017.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient –

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Trust.

				Redemption	Redemption
	Fair Value		Unfunded	Frequency (If	Notice
	2018	2017	Commitments	Currently Eligible)	Period
Collective Funds
Equity	$323,310,692	$646,438,424	$—	Daily	1 to 2 Days
Diversified	159,365,340	178,549,026	—	Daily	By 12:30pm on day of trade dat
U.S. debt securities	137,901,106	124,564,919	—	Daily	1 to 2 Days
International equities	117,345,267	65,546,891	—	Bi-Monthly	By 12:00pm EST, 2 days prior to trade
Limited Partnerships
					First business day of each
Emerging markets	25,376,174	26,918,645	—	Monthly	calendar month
					14 calendar days’ advance
					notice as of the first day of
Multi-strategy	15,188,526	13,726,218	—	Monthly	each month
Hedge Funds
Multi-strategy (a)	14,529,993	31,641,751	—	Quarterly	90 Days
Global opportunities (b)	6,283,614	6,484,446	—	Quarterly	90 Days
Private investment entities (c)	10,794,885	11,108,272	7,026,396	Quarterly	90 Days

	$810,095,597	$1,104,978,592	$7,026,396

a)

This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. Fund objectives are to seek above-average rates of return and long-term capital growth through investments, which are fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers or achieve superior risk-adjusted capital appreciation over the long-term, generally through an investment, which invests in private investment funds and discretional managed accounts, structured notes, swaps or other similar products. The fair values of the investments in this category have been determined using the net asset value per share of the fund(s).

b)

This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair value of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with the agreement terms for portfolio-managed investments, notes, swaps, and other similar products.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient (Continued) –

c)

The fund’s investment objective is to invest in highly attractive, select investment opportunities by maintaining investments through private investment entities and/or separately managed accounts (each, an Investment or a Portfolio and collectively, the Investments or the Portfolios) with investment management professionals (each a Manager and collectively, the Managers) specializing in various alternative investment strategies. The Managers have broad investment experience and the ability to leverage their existing relationships with corporate management teams, investment banks and other institutions to gain access to certain investment opportunities. As such, the Manager is presented with “best idea” investment opportunities, typically in asset classes where market dislocations or other events have created attractive investment opportunities. The Managers are not restricted in the investment strategies that they may employ across different asset classes and regions. The Manager anticipates that any number of strategies will be eligible for consideration for investment by the Fund and the Fund reserves the right to invest in any particular strategy or asset class it deems appropriate.

4.	INVESTMENT - PLAN INTEREST IN THE TRUST

All of the Plan’s investments are in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has an divided interest in the Trust. The assets of the Trust are held by several custodians. The Trust allows for daily redemptions and has unfunded commitments of $7,026,396. The Plan does not have any unfunded commitments.

The value of the Plan’s interest in the Trust in based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses plus the Plan’s portion of notes receivable from participants held as of the plan year end. At December 31, 2018 and 2017, the Plan’s interest in the Trust was approximately 2.01% and 1.83%, respectively. Investment income (loss) and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT - PLAN INTEREST IN THE TRUST (Continued)

The following table presents the net assets of the Trust:

	December 31,
	2018	2017
ASSETS
Investments, at fair value:
Collective funds:
Fixed income	$199,329,340	$175,301,912
Equity	440,559,006	711,985,315
Diversified	159,365,340	178,549,026

Total collective funds	799,253,686	1,065,836,253
Equity securities	211,975,142	231,233,370
Common stocks	183,410,647	—
Mutual funds	201,394,203	200,317,158
Limited partnerships	40,564,700	40,644,863
Hedge funds	31,608,492	49,234,469
Certificates of deposit	7,276,381	5,253,336

Total investments, at fair value	1,475,483,251	1,592,519,449

Cash and cash equivalents	96,988,429	155,324,301
Interest and dividends accrued on investments	2,313,891	280,409
Accounts receivable and prepaid benefits	1,856,233	1,667,627
Contributions receivable	11,525,000	3,845,000
Notes receivable from participants	16,470,989	18,446,345

Total assets	1,604,637,793	1,772,083,131

LIABILITIES
Accrued operating and other expenses	1,275,231	2,783,594

Net assets available for benefits	$1,603,362,562	$1,769,299,537

Plan interest in the Trust	$32,245,674	$32,320,826

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT - PLAN INTEREST IN THE TRUST (Continued)

The following table presents the investment income of the Trust for the year ended December 31, 2018:

Investment income (loss):
Interest and dividends	$20,369,195
Net realized gains	232,711,463
Net unrealized depreciation	(326,324,595)

Total investment loss	(73,243,937)
Administrative expenses	(1,760,463)

Total net investment loss	$(75,004,400)

Portion allocated to this Plan:
Investment loss	$(1,797,887)
Interest income on notes receivable from participants	33,607

$(1,764,280)

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The SBERA 401(k) Plan as adopted by the Plan is a volume submitter plan. Benefit Plans Administrative Services, LLC maintains the overall volume submitter plan document (master document). Benefit Plans Administrative Services, LLC has applied for and received Internal Revenue Service (IRS) approval of the master document. As of March 31, 2014, a favorable opinion letter has been received by the volume submitter plan sponsor. The Plan’s Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RISKS AND UNCERTAINTIES

The Plan, through its investment in the Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

8.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Northeast Retirement Services (NRS), by contract with the approval of the Boards of Trustees of SBERA and NRS, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2018 and 2017, the rate for the 401(k) plan was $929.50 per employer member ($1,229.50 for plans with over 100 participants) per quarter, plus $21.00 per active participant per quarter ($24.00 for member with bank stock), plus an additional 1.25 basis point assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends notes to participants, who are considered parties-in-interest.

One of the Trust’s investment options that the Plan has elected to allow as an option for plan participants is the plan sponsor’s company stock. Balances of the plan sponsor’s company stock held in the Trust and allocated to participants was $2,530,583 and $2,825,686 as of December 31, 2018 and 2017, respectively.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

EIN: 04-2498617, PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*	Plan Interest in Savings Banks Employees Retirement Association	Savings Banks Employees Retirement Association Common Collective Trust	**	$31,582,288
*	Participant Loans	Notes with per annum interest rate ranging from 4.25% to 6.25%	-0-	663,386

				$32,245,674

*	Party-in-interest as defined by ERISA.
**	Participant-directed investments for which historical cost information is not required to be presented.

See independent auditor’s report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. Committee and the Plan Administrator of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-29987) pertaining to the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. of our report dated June 28, 2019 relating to the statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, included in this annual report on Form 11-K.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 28, 2019